

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


04006172

January 20, 2004

J. Sue Morgan
Perkins Coie
1201 Third Avenue
Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-20-2004

Re: The Boeing Company

Dear Ms. Morgan:

This is in regard to your letter dated January 15, 2004 concerning the shareholder proposal submitted by Edward Olson for inclusion in Boeing's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Boeing intends to include the proponent's revised proposal in its proxy materials, and that Boeing therefore withdraws its December 23, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.



Sincerely,

Keir Devon Gumbs
Special Counsel

cc: Edward Olson
3729 Weston Place,
Long Beach, CA 90807



1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

December 23, 2003

**VIA OVERNIGHT COURIER**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Shareholder Proposal Concerning Simple-Majority Vote Submitted by Edward Olson for Inclusion in The Boeing Company 2004 Proxy Statement**

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 10, 2003, Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from Edward Olson (the "Proponent" or "Mr. Olson"), for inclusion in the proxy statement (the "2004 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting.

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule ("Rule") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes the portions of the Proposal identified below from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as

[03000-0200/SB033380.285]

**Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

**The Proposal(s)**

The Proposal relates to simple majority voting and states:

> *RESOLVED: Shareholders request that our Directors increase shareholder rights by using all means in their power to adopt a simple-majority voting standard (50% plus one vote) in place of a super-majority voting standard. This includes 75% or higher voting barriers for shareholder votes to be successful. This also includes each super-majority requirement which our Board has the power (unilaterally or with the cooperation of others) to modify accordingly. This includes a recommendation to make a special solicitation (to address this one topic only) to obtain the yes-vote of 75% of outstanding shares needed for adoption.*

**Summary of Basis for Excluding Portions of the Proposal**

We have advised Boeing that it properly may exclude portions of the Proposal from its 2004 Proxy Statement pursuant to Rules 14a-8(i)(3)/14a-9 because they contain statements that inappropriately cast the Proponent's opinions as statements of fact.

The reasons for our conclusion in this regard are more particularly described below.

**Explanation of Basis for Excluding Portions of the Proposal**

**Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they contain statements that inappropriately cast the proponent's opinions as statements of fact.**

Proxy Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal or supporting statement from its proxy statement if such portions are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes false or misleading statements, opinions stated as fact, and undocumented assertions of fact. *See, e.g., Farmer Bros. Co.* (Nov. 28, 2003) (opinions stated as fact and undocumented assertions of fact); *Monsanto Co.* (Nov. 26, 2003) (false or misleading statements, opinions stated as fact, and undocumented assertions of fact); *Sysco Corp.* (Aug. 12, 2003) (false or misleading statements and undocumented assertions of fact); *Kroger Co.* (Feb. 18, 2003) (false or misleading statements). We believe that the portions of the Proposal identified below are properly excludable unless modified by the Proponent.

The following statements are properly excludable unless modified because they are the Proponent's own opinions cast as statements of fact:

- **[paragraph 3, second sentence]** *"This [P]roposal is simply an enhancement of our Board's announcement."*
- **[paragraph 4, fourth sentence]** *"This [P]roposal also adds a provision to ensure the success of or Board's recommendation."*
- **[paragraph 5, first sentence]** *". . . because super-majority requirements allow a small minority to frustrate the will of the majority of shareholders."*

These statements inappropriately cast the Proponent's opinion as statements of fact. and the Proponent should qualify them by adding, "The Proponent believes" or "In the opinion of the Proponent" or some other variation that casts the statement as the Proponent's opinion rather than fact. This request is consistent with the Staff's response to similar statements in proposals submitted to the Company and other companies. *See AMR Corp.* (Apr. 4, 2003); *Maytag Corp.* (Mar. 5, 2003); *The Boeing Co.* (Feb. 26, 2003); *Weyerhaeuser Co.* (Jan. 21, 2003). Without such qualification, the statements misleadingly suggests facts that have not otherwise been documented.

* * * * *

For the foregoing reasons, we believe that the foregoing portions of the Proposal may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if these portions are excluded.

Boeing anticipates that its definitive 2004 Proxy Statement and form of proxy will be finalized for filing and printing on or about March 22, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:reh
Enclosures

cc: Edward Olson
Mark R. Pacioni, Assistant Corporate Secretary and Counsel, The Boeing Company

## 5 – Simple-Majority Vote

RESOLVED: Shareholders request that our Directors increase shareholder rights by using all means in their power to adopt a simple-majority voting standard (50% plus one vote) in place of a super-majority voting standard. This includes 75% or higher voting barriers for shareholder votes to be successful. This also includes each super-majority requirement which our Board has the power (unilaterally or with the cooperation of others) to modify accordingly. This includes a recommendation to make a special solicitation (to address this one topic only) to obtain the yes-vote of 75% of outstanding shares needed for adoption.

Edward P. Olson, 3729 Weston Place, Long Beach, Calif. 90807 submitted this proposal.

**Our Directors are to be Applauded**

Our Directors are to be applauded for their October 2003 recommendation of the elimination of super-majority provisions in response to our 2002 and 2003 votes in favor of this topic. This proposal is simply an enhancement of our Board's announcement. This proposal supplements our Board's announcement by extending the simple-majority provision to changing the current 3-year Directors terms to one-year terms.

This proposal also adds a provision to ensure the success of our Board's recommendation. I believe that our Board would be embarrassed if our Board's recommendation fell short of the minimum vote required. This voting threshold was put in many years ago before corporate governance gained high visibility.

I believe our board is correct in its recommendation because current super-majority requirements allow a small minority to frustrate the will of the majority of shareholders. For example, with our company's supermajority rule requiring a 75%-vote to change to one-year director terms, if 74% of shares outstanding vote yes and 1% vote no — only 1% of shares could force their will on the overwhelming 74% majority.

I believe that a company which has or adopts simple-majority is sending a signal of confidence in its management abilities and strategy. I believe adopting simple-majority would be a sign that our Board is confident that their skill and strategy will result in our company being fairly valued in the market.

**Simple-Majority Vote**
**Yes on 5**

---

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

January 15, 2004


SEC MAIL PROCESSING
RECEIVED
JAN 16 2004
WASH, D.C. 155 SECTION

**VIA OVERNIGHT COURIER**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Shareholder Proposal Concerning Simple-Majority Vote Submitted by Edward Olson for Inclusion in The Boeing Company 2004 Proxy Statement**

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 10, 2003, Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from Edward Olson (the "Proponent"), for inclusion in the proxy statement (the "2004 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting.

On December 23, 2003, the Company filed a no-action letter request (the "No-Action Letter Request") with the staff of the Division of Corporation Finance (the "Staff") requesting that the Staff confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule ("Rule") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes portions of the Proposal from its 2004 Proxy Statement pursuant to Rules 14a-8(i)(3)/14a-9.

On December 24, 2003, the Proponent submitted a revised proposal to the Company that sufficiently addresses the Company's concerns raised in its No-Action Letter

[03000-0200/SB040050.109]

Request. Accordingly, the Company respectfully withdraws its No-Action Letter Request and asks that the Staff give no further consideration to this matter.

In accordance with Rule 14a-8(j), on behalf of the Company, the undersigned hereby files six copies of this letter. One copy of this letter is being simultaneously sent to the Proponent.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it to me in the enclosed envelope.

Should you have any questions regarding any aspect of this matter or require any additional information, please contact me directly at (206) 359-8447.

Very truly yours,



J. Sue Morgan

JSM:reh
Enclosures

cc: Edward Olson
Mark R. Pacioni, Assistant Corporate Secretary and Counsel, The Boeing Company